Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Industrial S.p.A.
Subject Company: CNH Global N.V.
CNH Global N.V.’s Exchange Act File No.: 005-53289

Press Release

Fiat Industrial Board of Directors approved the merger plans

Today the Board of Directors of Fiat Industrial approved the common cross-border merger plan relating to the merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”) as well as the common cross-border merger plan relating to the merger of Fiat Industrial with and into a NewCo (“NewCo”) incorporated under the laws of the Netherlands (the “FI Merger”).

The FI Merger was approved by the Board of Directors having also and reviewed the merger of CNH Global N.V. (“CNH”) with and into NewCo (the “CNH Merger”), as a sequence of steps of the same transaction.

The terms of the plans related to the FNH Merger, FI Merger and CNH Merger are fully consistent with all the terms of the Merger Agreement executed on November 25, 2012 and previously disclosed to the market.

The main goal of the FI Merger, together with the CNH Merger, is to simplify the Fiat Industrial group’s capital structure and to enable full integration of the businesses controlled by Fiat Industrial, which – once combined – shall represent the third-largest capital goods group in the world by equipment sales.

With reference to the FI Merger, the Board of Directors resolved to propose an exchange ratio of one NewCo share for each Fiat Industrial ordinary share. Upon completion of the FI Merger, Fiat Industrial shareholders will receive newly-issued common shares of the surviving company on the basis of this exchange ratio. The effectiveness of the FI Merger (and the CNH Merger) will be subject to the satisfaction of a number of conditions precedent, including the approval by the shareholders of Fiat Industrial and CNH of the FI Merger and the CNH Merger, respectively, and the satisfaction of all requirements for the admission to listing on the New York Stock Exchange of NewCo shares and the exercise of withdrawal rights or creditors oppositions up to a maximum amount of euro 325 million. Listing of the common shares of NewCo on the Mercato Telematico Azionario is expected to occur following the trading on the New York Stock Exchange.

The FI Merger will be submitted for approval to Fiat Industrial extraordinary shareholders’ meeting. The notice of call of the shareholders meeting of Fiat Industrial will be disclosed pursuant to applicable law and regulation.

Fiat Industrial shareholders who do not vote in favor of the FI Merger will be entitled to exercise their cash exit rights pursuant to, among the others, Article 2437, paragraph 1, letter (c) of the Italian Civil Code.  The exercise of the cash exit rights by Fiat Industrial shareholders is conditional upon the FI Merger becoming effective.  Further details to exercise the withdrawal right will be provided to FI shareholders in accordance with the applicable laws and regulations.

All the documentation mandatorily required by law in connection with the FNH Merger and the FI Merger will be made available in compliance with the applicable laws and regulations.

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In accordance with article 6 of the regulation on related-party transactions approved by Consob through the resolution no. 17221 dated March 12, 2010 (the “Regulation”), it is hereby communicated that FNH, NewCo and CNH are related parties of Fiat Industrial in the light of the stake held by Fiat Industrial in the above subsidiaries, equal to 100% of the share capital of FNH and NewCo and approximately 87% of the share capital of CNH.
The transaction – which qualifies as a “significant transaction” pursuant to the Regulation – was approved with the favourable vote of the entire Board of Directors, the members of which had received prior adequate information on the transaction.
The transaction benefits of the exemption set forth by article 14 of the Regulation and article 2.3 (“Intragroup transactions”) of the “Procedures for transactions with related parties” adopted by Fiat Industrial and published on its website www.fiatindustrial.com. In the light of such exemption, Fiat Industrial will not publish the relevant information document (documento informativo) pursuant to article 5 of the Regulation. Nevertheless, the information document provided for under article 70, paragraph 6, of the Issuers’ Regulation adopted by Consob through the resolution no. 11971/1999 will be made available for the benefit of the shareholders in accordance with the applicable terms.

Turin, February 21, 2013

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This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“Fiat Industrial”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction.  You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.  In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them.  All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2011 filed by CNH with the SEC on February 29, 2012 and in the annual report of Fiat Industrial for the year ended December 31, 2011. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.